SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1
CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 865, de 28 e 29.05.2020.

CERTIFICATE

MINUTES OF THE EIGHTY-SIXTY-SIXTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is certified, for due purposes, that the 866th meeting of the Board of Directors of Centrais Elétricas Brasileiras SA – Eletrobras (“Company”) was installed on the 06/25/2020, at 2:07 pm, with a record of suspension of work at 6:15 pm on the same day. The meeting resumed on 06/26/2020, at 09:09 am, with the closing of the proceedings registered at 1:58 pm. The meeting took place remotely, using the Cisco Webex Meetings videoconferencing application. Counselor JOSÉ GUIMARÃES MONFORTE (JGM) assumed the presidency of the works. The Directors WILSON PINTO FERREIRA JR. (WFJ), MARCELO DE SIQUEIRA FREITAS (MSF), FELIPE VILLELA DIAS (FVD), VICENTE FALCONI CAMPOS (VFC), DANIEL ALVES FERREIRA (DAF), MAURO GENTILE RODRIGUES CUNHA (MRC), RICARDO BRANDÃO SILVA (RBS), LUIZ EDUARDO DOS SANTOS MONTEIRO (LEM), RUY FLAKS SCHNEIDER (RFS) and BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) participated in the meeting by videoconference. There was no record of absences, thus understood as not participating in any segment of the meeting. Decisions: DEL 102/2020, dated 06.25.2020. Call for Eletrobras Annual and Extraordinary AGM/E General Meetings. RES 362, dated 06/22.2020. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its powers, embodied in a decision by the Executive Board, in the favorable opinion expressed by the Audit and Risks Committee - CAE at the 124th meeting held on 06.22.2020, in the material support and in the documents below, DECIDED: Executive Board Resolution No. 362, dated 06/22.2020; Report to the Executive Board DF-056, dated 06/22.2020; Executive Summary DFR-008, of 22.06.2020; 1. approve the call for the 60th Annual General Meeting (AGO) and the 178th Extraordinary General Meeting (AGE) of Shareholders, to be held in the fully digital model, within 30 (thirty) days, counted from the date of its publication, in the terms of the Call Notice and the Management Proposal and its Attachments; 2. determine that the Financial and Investor Relations Department - DF adopt the necessary measures for the call referred to in item 1, and that the Investor Relations Superintendence - DFR, the Governance Secretariat of the Board of Directors - CAAS and the General Secretariat - PRGS adopt, each within its scope of action, the necessary measures to comply with this Resolution. DEL 103/2020, dated 06.25.2020. Changes of SEST for the Indicators of the Annual Variable Remuneration Program (RVA), year 2019, of the Directors of Eletrobras Companies. RES 349, dated 06.15.2020. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its powers, embodied in a decision of the Executive Board, in the favorable opinion expressed by the Audit and Risks Statutory Committee - CAE at the 124th meeting, held on 06.22.2020, in the opinion favorable opinion expressed by the People Management and Eligibility Committee - CGPE at the 52nd meeting, held on 06.25.2020, in the supporting material and in the documents below, DECIDED: Executive Board Resolution No. 349, of 06.15.2020; Report to the Executive Board DS-040, dated 06.10.2020; Executive Summary DS-010, of 06.16.2020; 1. approve the SEST amendments to the Annual Variable Remuneration Program (RVA) Indicators, year 2019, of the Directors of Eletrobras companies, according to SEI Official No. 254/2019/CGGOV/DEGOV/SEST/SEDDM-ME, of 19.08.2019, and Official Letter SEI No. 70814/2019/ME, of 12.18.2019; 2. determine that the Management and Sustainability Department - DS and the Financial and Investor Relations Department - DF adopt the necessary measures for filing RVA 2019 with the Securities and Exchange Commission (CVM), in accordance with Official Letter/CVM/SEP/nº02/2018, and that, together with the Governance Secretariat of the Board of Directors - CAAS and the General Secretariat - PRGS, adopt, each within their scope of action, the necessary measures to comply with this Resolution. DEL 107/2020, dated 06.25.2020. CVM 2020 Reference Form - Base Year 2019. RES 341, dated 06.15.2020. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its powers, embodied in a decision of the Executive Board, in the favorable opinion expressed by the Audit and Risks Statutory Committee - CAE at the 122nd meeting held on 06.16.2020, in the favorable opinion by the People Management and Eligibility Committee - CGPE at the 52nd meeting held on 6.25.2020, in the favorable opinion of the Strategy, Governance and Sustainability Committee - CEGS at the 39th meeting held on 06.25.2020, in the supporting material and in the documents below , DECIDED: Resolution of the

2
CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 865, de 28 e 29.05.2020.

Executive Board nº 341, of 06.15.2020; Report to the Executive Board DF-050, dated 06.15.2020; Executive Summary DFR-007, of 06.16.2020; 1. approve the CVM Reference Form for 2020, referring to the base year of 2019, pursuant to the attached draft; 2. approve the signature of the Declarations, attached, by the President and Chief Financial and Investor Relations Officer of Eletrobras; 3. determine that the Investor Relations Superintendence - DFR adopt the necessary measures for the timely filing of the Reference Form with the Securities and Exchange Commission - CVM, and that, together with the Governance Secretariat of the Board of Directors - CAAS and General Secretariat - PRGS, adopt, each within their scope of action, the necessary measures to comply with this Resolution. DEL 108/2020, 06.26.2020. Election of Ms. CAMILA GUALDA SAMPAIO ARAÚJO, within the scope of the executive recruitment process, for the position of Director of Governance, Risks and Compliance - Eletrobras  DC. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, and embodied in the presentation of the rapporteur, in the integrity analysis opinions, in the assessment report of Korn Ferry, in the evaluation report of the nominee, in the analysis of eligibility and favorable opinion formulated by the Eletrobras Management, People and Eligibility Committee - CGPE at the 52nd meeting of 06.25.2020, in the supporting material and in the documents below, DECIDED: Executive Summary PR - 007, of 06.22.2020; Memorandum DC-030, dated 06.24.2020; 1. to approve the election of Ms. CAMILA GUALDA SAMPAIO ARAÚJO, Brazilian, married in the regime of total separation of assets, under the terms of the deed of anti-nuptial pact drawn up 5th Notary of the Capital - SP on February 24, 2015 (Book no. 2,804, pages 309/311), chemical engineer, bearer of identity card no. M-9.204.197 issued by SSP/MG, registered with the CPF under no. 030.276.296-54, resident and domiciled at Rua Clodomiro Amazonas, 520, apto 15, São Paulo - SP, ZIP CODE 04537-001, for the position of Director of Governance, Risks and Compliance - Eletrobras DC, with a unified management term from July 27, 2019 to July 26, 2021, without prejudice to the provisions of art. 26, caput, of ELETROBRAS 'Bylaws, subjecting the effectiveness of the election and the investiture in the position to the signature of the respective term of investiture within the term indicated in art. 149, § 1, of Law 6,404/76; 2. determine which Corporate Governance - DCAG, Corporate Excellence - DSAE, Investor Relations - DFR, People Management - DSP, Information Technology - DSI, Communication - PRC, General Secretariat - PRGS, and the Governance Secretariat of the Board of Directors - CAAS, each in their respective area of activity, adopt the necessary measures to comply with this Resolution. DEL 109/2020, of 06.26.2020. Change in the composition of the Eletrobras Management, People and Eligibility Committee – CGPE. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its attributions, and embodied in the presentation of the Rapporteur, DECIDED: 1. approve the election of the Director JOSÉ GUIMARÃES MONFORTE as a member of the People Management and Eligibility Committee - CGPE, replacing Mr. VICENTE FALCONI CAMPOS, with a term of office starting on 06.26.2020 and ending when his term of office ends on the Eletrobras Board of Directors; 2. ratify the new composition of the People Management and Eligibility Committee - CGPE, as follows:

MARCELO DE SIQUEIRA FREITAS – Coordinator and Member
RUY FLAKS SCHNEIDER – Member
JOSÉ GUIMARÃES MONFORTE - Member

3. determine that the General Secretariat - PRGS, the Governance Secretariat of the Board of Directors - CAAS, the Investor Relations Superintendence - DFR, the Communication Superintendence - PRC, the Management and Sustainability Department - DS and the Governance Department , Risks and Compliance - DC, each within its scope of action, adopt the necessary measures to comply with this Resolution. DEL 110/2020, of 06.26.2020. Eletrobras Annual Report - RA 2019. RES 342, dated 06.15.2020. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its attributions, embodied in a decision of the Executive Board, in the favorable opinion expressed by the Audit and Risks Committee - CAE at the 124th meeting held on 06.22.2020, in the material support and in the documents below, DELIBEROU: Resolution of the Executive Board nº 342, of 06.15.2020; Report to the Executive Board DS-041, dated 06.10.2020; Executive Summary DS-012, dated 06.15.2020; 1. approve the 2019 Annual Report and its dissemination in the relevant media, in accordance with the attached draft, which includes occasional adjustments to improve the wording; 2. to determine that the Management and Sustainability Directorate - DS, the Governance Secretariat of the Board of Directors - CAAS and the General Secretariat - PRGS adopt, each within their scope of action, the measures necessary to

3
CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 865, de 28 e 29.05.2020.

comply with this Resolution. DEL 111/2020, 06.26.2020. Annual Letter of Public Policies and Corporate Governance 2019. RES 339, dated 06.15.2020. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its powers, embodied in a decision of the Executive Board, in the favorable opinion expressed by the Audit and Risks Committee - CAE at the 124th meeting held on 06.22.2020, in the favorable opinion issued by the Strategy, Governance and Sustainability Committee at the 39th meeting held on 06.25.2020, in the supporting material and in the documents below, DECIDED: Executive Board Resolution No. 339, of 06.15.2020; Report to the Executive Board DC-132, dated 10.06.2020; Executive Summary DC-009, of 06.17.2020; 1. approve the proposal for the 2019 Annual Public Policy and Corporate Governance Charter, along the lines of the attached draft, which includes occasional adjustments to improve the wording; 2. determine that the Department of Corporate Governance - DCAG, the Department of Legal Controllership and Strategic Cases - PRJE, the Communication Superintendence - PRC, the Governance Secretariat of the Board of Directors - CAAS and the General Secretariat - PRGS each adopt within its scope of action, the measures necessary to comply with this Resolution. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Eletrobras Board of Directors.

Rio de Janeiro, July 06, 2020.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.